Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: March 31, 2021

The following information was included in a webpage that launched after the close of market on March 31, 2021. The webpage can be accessed at https://futureforfreight.com/supporters/.

We want to thank the following for their support of our proposed combination.

Read the Statements and Letters of Support

Shippers

Adroit Overseas Enterprises Ltd.

Aeropres Corporation

AgMotion Pet Food Ingredients

Ag Processing Inc.

Agrex Inc.

Agrocorp Processing Limited

Alberta’s Industrial Heartland Association

Alberta Midland Railway Terminal Ltd.

Alerio Marketing Inc.

American Iron and Metal Inc.

A.P. Moller – Maersk

APM Terminals Lazaro Cardenas

APPRO Development, Inc./Cerron Commercial Properties

APPS Transport Group

Arrow Transportation Systems Inc.

Arthur Companies

ASL Distribution Services Ltd.

Aspen Planers Ltd.

AV Terrace Bay Inc.

Axis Warehouse LLC Axsun Inc.

Bay and Bay Transportation

Bell Gaz and Energie Sonic

Bestway Cartage Limited

Bison Transport

Boise Cascade

Boral Industries Inc.

Border Chemical Company Limited

BridgePoint Logistics Inc.

Bulkmatic Transport

Canadian International Freight Forwarders Association

Canpotex Ltd.

Caravan Supply Chain Inc.

C.A.T. Global Logistics

Celtic International, a Transplace Company

Centennial Energy, LLC

Centerville Iron & Metal Inc.

Centerville Produce LLC/Centerville Feed Processing

CentrePort Canada Inc.

Ceres Global Ag Corp. Chemtrade Logistics Inc.

CMA CGM (America) LLC

Coca-Cola Canada Bottling Limited

Conagra Brands

Consolidated Fastfrate Inc.

Continental Intermodal Group LP

Continental Logistics Ltd.

Cornerstone Systems

COSCO SHIPPING Lines (North America) Inc.

CTI Freight Systems Inc.

Custom Stud, Inc.

CW Metals

C. Czarnikow Sugar Mexico, SA de CV

Desarrollos Ambois, S.A. de C.V.

Dominion Railway Services Ltd.

DP World – Americas

EACOM Timber Corporation

ENX Inc.

ETG Commodities Inc.

EuroChem North America Corp.

Eusu Logistics

Evergreen Shipping Agency (America) Corp. EVRAZ North America

Express System Intermodal, Inc.

Farmers Elevator Company of Honeyford, ND Farmward Cooperative

Fastfrate Integrated Logistics Fisher Wavy Inc.

F.J. Robers Co., Inc. FMI Logistics Inc.

Food, Health, and Consumer Products of Canada Fraser Plastics Ltd.

Fuze Logistics Services Inc. G3 Canada Limited

GAC Chemical Corporation General Recycling Industries Ltd. Global Container Terminals, Inc. Global Furniture Group

Gopher Resource

Great Northern Grain Terminals Ltd. Green Bay Packaging, Inc.

Greenfield Global Inc.

Greenlight Traffic and Distribution Inc. Groupe Robert

Guanajuato Energy Terminal GX Transportation

Hapag-Lloyd (America) LLC. Harbour Metals Recycling Ltd.

Hardisty Energy Terminal Limited Partnership HCL Logistics Inc.

H.J. Baker Sulphur Canada ULC HMM (America), Inc.

Howard Energy Partners Hudson’s Bay

Hyundai Glovis

Ice B’Gone Magic – Taconic Maintenance

IMCO International Steel Trading Inc.

Independent Energy Corp.

Interfor Corporation

Interstate Asphalt Corp.

James Valley Grain LLC.

J.D. Irving, Limited, Pulp & Paper Division

J.D. Irving, Limited, Sawmills Division

K+S North America Corporation

Kansas City Smartport, Inc.

Keltic Transportation

Kirkeide’s Northland Bean and Seed Co., Inc.

Kiros Energy Marketing

Kraft Heinz

L. Hansen’s Forwarding Ltd.

La Milanaise Inc.

Lafarge Canada

Lakeside Foods Inc.

Landmark Countryside Cooperative

Logistics Alliance

Mactrans Logistics Inc.

Maine Propane Distributors

Maine Woods Company, LLC

Meadowland Farmers Coop

Medlog Canada

Mercury Resources LLC

Midwest Bulk Transload

Mutual Transportation Services Inc.

National Cold Chain Inc.

Nestle Canada Inc.

Nestle USA

New World Global, LLC

NFI Industries

Nichol and Diamond Consulting Ltd.

North Atlantic International Logistics Inc.

North Dakota Grain Dealers Association

Ocean Network Express, (North America) Inc.

OEC Group

OK Foods

Oleet Processing Ltd. dba O&T Farms

Olimag Sands Inc.

OOCL Ltd.

Ostara Nutrient Recovery Technologies Inc./Ostara USA LLC

Park Farm Grains Ltd.

Paterson GlobalFoods Inc.

Pattison Sand Company Performance Office Papers

Pestell Pet Products Inc.

PFL Petroleum Services Limited

Phoenix Park Energy Marketing LLC

Pique Supply Corp.

Pleasant River Lumber Co. Inc.

Port Arthur Terminal LLC

Priam Logistics Inc.

Pro Ag Farmers Coop

Pullman Innovations

Purely Canada Foods

Purolator Inc.

Ragasa Industrias

Re Transportation, Inc.

Red Leaf Pulp

R.G. Phillips Group of Companies Inc.

Routes Transportation Group

Sacramento Energy Resources, LLC

Salt Source LLC dba U.S. Salt

Sharp Base Shipping and Transport (Canada) Ltd.

Simard Transport Simba Transload Ltd.

Smart Sand Inc.

Soprema Inc.

Southland Pulse Inc.

South West Terminal

Sterilite Corporation

Stone Arch Commodities

StyroChem Canada

Suministros Industriales Potosinos, S.A. de C.V.

Sunrise Foods International, Inc.

Tepper Holdings Inc.

Ternium Mexico S.A. de C.V.

Texas Deepwater Partners LLC

The Mountain View Group

Thunder Bay Terminals Ltd.

Timiron LLC

Tolko Marketing and Sales, Tolko Industries Ltd.

Topocean Consolidation Service, Inc.

Torq Energy Logistics Ltd.

Traffic Tech Inc.

Transcare Logistics Corporation

Transport Procal

Transport Services & Logistics Canada Ltd.

Tuscarora Grain Co., LLC

TYT Group Inc.

Uline, Inc.

US Commodities, LLC

USD Group LLC

USD Terminals Canada Usine Sartigan Inc.

V Modal Mexicana, Sociedad Civil

Van-Kam Freigtways Ltd.

Vision Transportation Systems Inc.

Viterra Canada Inc.

Vogelsberg Trucking Inc.

Volume Freight Solutions Inc.

W.A. Grain & Pulse Solutions

W. Robins Consulting Ltd.

Welded Tube of Canada

Western Asphalt Products

Weyburn Industrial Transload Inc.

Wheaton-Dumont Co-Op Elevator

Wilton Farmers Union Elevator

Windstar LPG, Inc.

Woodland Pulp LLC

WTC Group Inc.

XTL Transport Inc.

Yang Ming (America) Corp.

Zekelman Industries

State and Local Officials and Chambers of Commerce

Bossier Chamber of Commerce

City of Ruston

Committee of One Hundred, Inc.

Greater Shreveport Chamber of Commerce

Louisiana State Representative, District 6

North Louisiana Economic Partnership

State of Louisiana Economic Development

Ports

Port of Port Arthur Navigation District of Jefferson County

Saint John Port Authority

Other Railroads

Boundary Trail Railway Co.

Cando Rail Services Ltd. – British Columbia

Cando Rail Services Ltd. – Saskatchewan and Ontario

Cando Rail Services Ltd. – Short Lines

Cando Rail Services Ltd. – Transload Ontario

Central Midland Railway

Chicago, St. Paul & Pacific Railroad

Dakota, Missouri Valley and Western Railroad

Genesee & Wyoming Inc.

GIO Railways Corporation

Great Western Group

Iowa Southern Railway

Iowa Traction Railway

Lake Line Railroad Inc.

Minnesota Northern Railroad

Northern Plains Railroad Inc.

Ontario Southland Railway Inc.

Reading Blue Mountain & Northern Railroad

Southern Railway of British Columbia Limited

Stewart Southern Railway

Twin Cities & Western Railroad Company

Vermont Rail System

Watco

Other Supporters

Alberta Prairie Railway

Alliance Wheel Services, L.L.C.

Automotive Rentals, Inc.

Canada Drayage Inc.

Canadian Heartland Training Railway

Crawford Oil Co., Inc.

Forty Mile Rail Freightcar

Holden America IL, LLC

Interstate-McBee Interstate Diesel Service Inc.

Ronsco

Stella-Jones Corporation

Sumitomo Canada Ltd.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This communication includes certain forward looking statements and forward looking information (collectively, FLI). FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the previously announced proposed share split of CP’s issued and outstanding common shares and whether it will receive the requisite shareholder and regulatory approvals; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ABOUT KCS

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’s North American rail holdings and strategic alliances are primary components of a railway network, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its

2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.